ANNUAL AND FIRST QUARTER RESULTS FILED ON SEDAR

Toronto – February 28, 2005 – Eiger Technology, Inc. (“Eiger”) (TSX: AXA OTCBB: ETIFF) announces that it has filed its Audited Annual financial statements and Management Discussion and Analysis for the year ended September 30, 2004 and has filed the unaudited First Quarter financial statements and Management Discussion and Analysis for the 3 months ending December 31, 2004.

Eiger Technology, Inc., headquartered in Toronto, Ontario, is a publicly traded company listed on the Toronto Stock Exchange.  Its shares also trade on the NASD’s OTCBB under the symbol “ETIFF”. For more information please refer to www.sedar.com, visit www.eigertechnology.com or contact: Jason Moretto, Chief Financial Officer, Eiger Technology, Inc. Telephone: (416) 216-8659, Ext. 302, jmoretto@eigertechnology.com

The management of the Company, who take full responsibility for its content, prepared this press release.  The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger’s current expectations.  These statements involve risks and uncertainties including, without limitation, Eiger’s ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations and overall market conditions.  Consequently, actual events and results in future periods may differ materially from those currently expected.